Exhibit 99.5

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Graham Long

I, Graham Long, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President, Exploration with Kinross Gold Corp. of 25 York Street, Toronto ON.

2)	I am a graduate of Concordia University, Montréal, Québec, in 1988 with a B.Sc. Specialization in Geology.

3)	I have over 36 years of mining exploration experience. My experience covers both domestic and international work in exploring for orebodies from surface and underground. I have experience in both open pit and underground mining.

4)	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5)	I last visited the Great Bear Project on December 6-7, 2023.

6)	I am responsible for Sections 6 to 12 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of September, 2024

(Signed and Sealed) Graham Long

Graham Long, P.Geo.